

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2015

Via E-mail
Mr. Justin Enbody
Chief Financial Officer
Kennedy-Wilson Holdings, Inc.
9701 Wilshire Boulevard, Suite 700
Beverly Hills, CA 90212

> **Re: Kennedy-Wilson Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed on March 2, 2015**
> **File No. 001-33824**
>
> **Kennedy-Wilson Holdings, Inc.**
> **Form 10-K/A for the year ended December 31, 2014**
> **Filed on March 27, 2015**
> **File No. 001-33824**

Dear Mr. Enbody:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 30

1) In future periodic filings, please provide a more robust discussion of the effects foreign currencies have on your operations. Specifically, please disclose the currencies that have

the greatest effect on your operations and quantify the effects each had for each of the years presented. Provide a similar discussion within your segment operations.

Services Segment Revenues, page 35

2) We note the company's assets under management (AUM) increased $3.3 billion to $18.1 billion from prior year. In an effort to provide more transparent disclosures regarding trends in investment management fees, please revise your future periodic filings to include the following:

- Rollforward of your AUM for each period presented by fund type to separately present gross inflows and outflows, distributions for a realization event, and market appreciation/depreciation; and a

- Discussion for the underlying reasons for changes in AUM on a gross basis.

Income from Unconsolidated Investments, page 37

3) We note your disclosure that the company recorded a profit of $26.6 million on its 25% interest in the unconsolidated investment that sold a portfolio of commercial properties to KWE. Please tell us management's basis for recording the gain and the accounting literature relied upon. Within your response, please ensure you address the effects the consolidation of KWE has on your analysis.

Quantitative and Qualitative Disclosures about Market Risk, page 46

4) Given the company's increased exposure to foreign exchange rates as a result of the consolidation of KWE, please tell us how you determined it was unnecessary to provide quantitative and qualitative disclosures about foreign currency risk. Reference is made to Item 305 of Regulation S-K

Form 10-K/A for the year ended December 31, 2014

3-09 Financial Statements

5) We note that certain audited and unaudited financial statements have been excluded from the filing that were included in the amended 10-K filed on March 31, 2014. Please tell us how the company determined it was appropriate to exclude these financial statements. For example, audited financial statements as of 12/31/2013 and unaudited financial statements as of 12/31/2012 were included in the prior year filing for KWF Real Estate Venture X L.P. but excluded from the current year filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant at 202-551-3856 or me at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin R. Woody
Branch Chief